Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-273353 333-273353-01

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 17, 2025
Nomura America Finance, LLC $ Autocallable Leveraged ETF-Linked Notes due 2028 guaranteed by Nomura Holdings, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the underlier with the lowest underlier return. You could lose your entire investment in the notes.

Automatic Call: Your notes will be automatically called on the call payment date if the closing value of each underlier on the call observation date is greater than or equal to its initial underlier value.

Interest Payments: The notes do not bear interest.

The return on your notes is linked to the performance of each ETF, and in each case, not to that of the index on which such underlier is based.

The terms included in the “Key Terms” table below are expected to be as indicated, but such terms will be set on the trade date. You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of Nomura America Finance, LLC and Nomura Holdings, Inc. See page PS-6.

Key Terms
Issuer / Guarantor:	Nomura America Finance, LLC / Nomura Holdings, Inc.
Aggregate face amount:	$
Underliers:	the Technology Select Sector SPDR® Fund (current Bloomberg symbol: “XLK UP”) (the “XLK”) and the iShares® Semiconductor ETF (current Bloomberg symbol: “SOXX UQ”) (the “SOXX”)
Underlying index:	with respect to an underlier, the index tracked by such underlier
Automatic call feature:	The notes will be automatically called if the closing value of each underlier on the call observation date is greater than or equal to its initial underlier value. In that case, the issuer will pay, for each $1,000 of the outstanding face amount, a call amount in cash on the call payment date equal to $1,300.
Cash settlement amount:

If the notes are not automatically called, on the stated maturity date, the issuer will pay, for each $1,000 face amount of the notes, an amount in cash equal to:

•       if the final underlier value of each underlier is greater than or equal to its initial underlier value:

$1,000 + ($1,000 x upside participation rate x the least performing underlier return); or

•       if the final underlier value of any underlier is less than its initial underlier value:

$1,000 + ($1,000 × the least performing underlier return)

In this case, the cash settlement amount will be less than the face amount of the notes, and you will lose some or all of your investment in the notes.

Upside participation rate:	150.00%
Initial underlier value:	$230.50 with respect to the XLK and $223.54 with respect to the SOXX, each of which was its closing value on the strike date
Final underlier value:	with respect to an underlier, the closing value of such underlier on the determination date*
Closing value:	With respect to an underlier, the closing price of such underlier, as published on Bloomberg L.P. (“Bloomberg”)
Underlier return:	with respect to an underlier: (its final underlier value - its initial underlier value) / its initial underlier value
Least performing underlier return:	the underlier return of the least performing underlier (the underlier with the lowest underlier return)
Call observation date:	expected to be January 24, 2026*
Call payment date:	expected to be January 29, 2026*
Strike date:	January 16, 2025
Trade date:	expected to be January 17, 2025
Original issue date:	expected to be January 24, 2025
Determination date:	expected to be January 18, 2028*
Stated maturity date:	expected to be January 21, 2028*
Calculation agent:	Nomura Securities International, Inc.
CUSIP / ISIN:	65541KAU8 / US65541KAU88

* subject to adjustment as described in the accompanying product prospectus supplement

Investing in the notes involves significant risks, including Nomura America Finance, LLC and Nomura Holdings, Inc.’s credit risk. You should carefully consider the risk factors under “Selected Risk Factors” beginning on page PS-6 of this pricing supplement, under “Additional Risk Factors Specific to the Notes” beginning on page PS-18 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 6 in the accompanying prospectus and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is expected to be between $940.00 and $980.00 per $1,000 face amount, which is expected to be less than the original issue price.

The expected delivery of the notes will be made against payment therefor on or about the original issue date.

The notes will be unsecured obligations of Nomura America Finance, LLC. Nomura America Finance, LLC is not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Original issue price	Underwriting discount(1)	Net proceeds to the issuer
Per Note	100.00% of the face amount	Up to 0.55%	At least 99.45%
Total	$	$	$

(1) See “Supplemental Plan of Distribution.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC

January        , 2025

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Nomura America Finance, LLC may use this prospectus in the initial sale of the notes. In addition, Nomura Securities International, Inc. or any other affiliate of Nomura America Finance, LLC may use this prospectus in a market-making transaction in a note after its initial sale. Unless Nomura America Finance, LLC or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the “prospectus”), and the product prospectus supplement, dated February 29, 2024 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Selected Risk Factors” beginning on page PS-6 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:

• Prospectus dated July 20, 2023:

https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm

• Product Prospectus Supplement dated February 29, 2024:

https://www.sec.gov/Archives/edgar/data/1163653/000110465924029404/tm247408-1_424b3.htm

Some of the terms or features described in the listed documents may not apply to your notes.

SUPPLEMENTAL TERMS OF THE NOTES

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product prospectus supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Prospectus Supplement Term	Pricing Supplement Term
call settlement date	call payment date
final valuation date	determination date
final value	final underlier value
initial value	initial underlier value
initial valuation date	strike date
principal amount	face amount
reference asset	underlier
reference asset performance	underlier return
reference asset sponsor	underlier sponsor
scheduled trading day	trading day

Market Disruption Event

The following description supersedes the market disruption event disclosure in “General Terms of the Notes — Market Disruption Events — Reference Assets Consisting of a Share of an ETF” in the accompanying product prospectus supplement:

Any of the following will be a market disruption event with respect to an underlier:

•	a suspension, absence or material limitation of trading in such share on its primary market for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

•	a suspension, absence or material limitation of trading in options or futures contracts relating to such share, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	such share does not trade on what was the primary market for that share, as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes. For more information about hedging by us or our affiliates, see “Use of Proceeds and Hedging” in the accompanying product prospectus supplement.

The following events will not be market disruption events with respect to an underlier:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the options or futures contracts relating to such underlier.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical closing values of the underliers on the call observation date and on the determination date could have on the call amount or the cash settlement amount, as the case may be, assuming all other variables remain constant and are not intended to predict the closing values of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date or the call payment date. If you sell your notes in a secondary market prior to a the stated maturity date or call payment date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of Nomura America Finance, LLC, as issuer, and the creditworthiness of Nomura Holdings, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	150.00%

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on the originally scheduled call observation date or the originally scheduled determination date
No change in or affecting any underlier, any stocks held by an underlier (the “underlier stocks”), any policy of the applicable underlier investment advisor or any method by which the applicable underlier sponsor calculates its underlier or the sponsor of the applicable underlier’s underlying index calculates its underlying index
Notes purchased on original issue date at the face amount and held to the stated maturity date or the call payment date

For these reasons, the actual performance of the underliers over the life of your notes, as well as the call amount or the cash settlement amount, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier values shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Payment on the Call Payment Date

If your notes are automatically called on the call observation date (i.e., the closing value of each underlier on the call observation date is greater than or equal to its initial underlier value), the call amount that we would deliver for each $1,000 face amount of your notes on the call payment date would be equal to $1,300. If, for example, the closing value of each underlier on the call observation date was determined to be 200.00% of its initial underlier value, the notes would be automatically called and the call amount that the issuer would deliver on the notes on the call payment date would be 130.00% of the face amount of your notes or $1,300 for each $1,000 of the face amount of the notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on the call observation date (i.e., the closing value of any underlier on the call observation date is less than its initial underlier value), the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the least performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The values in the left column of the table below represent hypothetical final underlier values of the least performing underlier and are expressed as percentages of the initial underlier value of the least performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier value of the least performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier value of the least performing underlier and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Value of the Least Performing Underlier (as Percentage of Its Initial Underlier Value)	Hypothetical Cash Settlement Amount at Maturity (as Percentage of Face Amount)
200.000%	250.000%
175.000%	212.500%
150.000%	175.000%
125.000%	137.500%
120.000%	130.000%
110.000%	115.000%
100.000%	100.000%
99.000%	99.000%
90.000%	90.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

As shown in the table above, if the notes have not been automatically called:

•	If the final underlier value of the least performing underlier were determined to be 25.000% of its initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes.

○	As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

SELECTED RISK FACTORS

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Face Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the face amount of your notes if the notes are not automatically called and the final underlier value of any underlier is less than its initial underlier value. In this case, the payment at maturity you will be entitled to receive will be less than the face amount and you will lose 1% for each 1% that the underlier performance of the least performing underlier is less than its initial underlier value. You may lose up to 100% of your investment at maturity.

Your Notes Do Not Bear Interest.

You will not receive any interest payments on your notes. As a result, even if the call amount or the cash settlement amount payable for your notes on the call payment date or the stated maturity date, as the case may be, exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-ETF-linked debt security of comparable maturity that bears interest at a prevailing market rate.

The Call Amount You Will Receive on the Call Payment Date Will Be Capped

Regardless of the closing value of any underlier on the call observation date, the call amount you may receive on the call payment date, if any, is capped. If the closing value of each underlier on the call observation date exceeds its initial underlier value, causing the notes to be automatically called, the call amount on the call payment date will be capped, and you will not benefit from any increases in the closing value of any underlier above its initial underlier value on the call observation date. If your notes are automatically called on the call observation date, the return on your notes will be capped.

Your Notes Are Subject to Automatic Redemption.

We will call and automatically redeem all, but not part, of your notes on the call payment date, if the closing value of each underlier on the call observation date is greater than or equal to its initial underlier value. Therefore, the term for your notes may be reduced to as short as approximately 12 months after the trade date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

The Amount Payable on the Notes Is Not Linked to the Values of the Underliers at Any Time Other Than the Call Observation Date and the Determination Date.

The call amount you will receive on the call payment date, if any, will be paid only if the notes are automatically called when the closing value of each underlier on the call observation date is greater than or equal to its initial underlier value. Therefore, the closing value of any underlier on dates other than the call observation date will have no effect on the determination as to whether the notes are automatically called. In addition, if your notes are not automatically called on the call observation date, the cash settlement amount you will receive on the stated maturity date, if any, will be based on the closing value of the least performing underlier on the determination date. Therefore, if the closing value of the least performing underlier dropped precipitously on the determination date, the cash settlement amount at maturity for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing value of the least performing underlier prior to such drop in the price of such underlier. Although the actual price of an underlier on the call payment date, the stated maturity date or at other times during the life of your notes may be higher than its closing value on the call observation date or the determination date, you will not benefit from the closing values of any underlier at any time other than on the call observation date or on the determination date.

Since the Notes Are Linked to the Performance of More Than One Underlier, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Underlier.

Since the notes are linked to the performance of more than one underlier, the notes will be linked to the individual performance of each underlier. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each underlier. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one underlier, the individual performance of each of the underliers would not be combined to calculate your return and the depreciation of any underlier would not be mitigated by the appreciation of the other underliers. Instead, your return would depend on the least performing underlier.

Because the Notes Are Linked to the Performance of the Least Performing Underlier, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Underlier.

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one underlier. With multiple underliers, it is more likely that the value of one of the underliers will be below its initial underlier value on the call observation date or on the determination date, than if the notes were linked to only one underlier. Therefore, it is more likely that the notes will not be automatically called and you will suffer a significant loss on your investment.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Trade Date (as Determined by Reference to Our Pricing Models) Will Be Less Than the Original Issue Price of Your Notes.

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to our pricing models. Such estimated value will be set forth on the front cover of the final pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as will be disclosed on the front cover of the final pricing supplement, our pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our pricing models as of the time the terms of your notes are set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underliers.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the underliers, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the underliers may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the underliers from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

The Historical Performance of the Underliers Should Not Be Taken as an Indication of Its Future Performance.

The historical values of the underliers included in this pricing supplement should not be taken as an indication of its future performance. Changes in the values of the underliers will affect the market value of the notes, but it is impossible to predict whether the values of the underliers will rise or fall during the term of the notes. The values of the underliers will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the underliers. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the determination date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the values of the underliers and, therefore, the market value of the notes and the amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the underliers. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values of the underliers. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting an underlier has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if an underlier is discontinued. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or the Underlier Stocks.

The return on your notes will not reflect the return you would realize if you actually owned the underliers or underlier stocks and received the distributions paid on the shares of the underliers. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underliers. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of Any Underlier or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of Any Underlier or Any Underlier Stock.

Investing in your notes will not make you a holder of any shares of any underlier or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers or the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underliers or the underlier stocks or any other rights of a holder of any shares of the underliers or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of any underlier or any underlier stocks.

Risks Relating to the Underliers

The Policies of an Underlier’s Investment Advisor and the Sponsor of an Underlier’s Underlying Index, Could Affect the Amount Payable on Your Notes and Their Market Value.

The investment advisor of an underlier may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier investment advisor concerning the calculation of the net asset value of such underlier, additions, deletions or substitutions of securities in such underlier and the manner in which changes affecting its underlying index are reflected in such underlier that could affect the market price of the shares of such underlier and, therefore, the amount payable on your notes. The amount payable on your notes and their market value could also be affected if the investment advisor of an underlier changes these policies, for example, by changing the manner in which it calculates the net asset value of such underlier, or if the underlier investment advisor discontinues or suspends calculation or publication of the net asset value of such underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent may determine the closing value of an underlier on the call observation date and the determination date — and thus the call amount or the cash settlement amount, as the case may be — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the closing value of an underlier on the call observation date and the determination date and the amount payable on your notes more fully under “General Terms of the Notes — Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset — Reference Assets Consisting of a Share of an ETF” in the accompanying product prospectus supplement.

In addition, the sponsor of an underlier’s underlying index owns its underlying index and is responsible for the design and maintenance of such underlying index. The policies of the sponsor of an underlier’s underlying index concerning the calculation of such underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in such underlying index, could affect the level of such underlying index and, consequently, could affect the market prices of shares of the related underlier and, therefore, the amount payable on your notes and their market value.

There Is No Assurance That an Active Trading Market Will Continue for Any Underlier or That There Will Be Liquidity in Any Such Trading Market; Further, Each Underlier Is Subject to Management Risks, Securities Lending Risks and Custody Risks.

Although the shares of each underlier and a number of similar products have been listed for trading on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any underlier or that there will be liquidity in the trading market.

In addition, each underlier is subject to management risk, which is the risk that its investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Each underlier is also not actively managed and may be affected by a general decline in market segments relating to its underlying index. The investment advisor of each underlier invests in securities included in, or representative of, the related underlying index regardless of their investment merits. The investment advisor of an underlier does not attempt to take defensive positions in declining markets. In addition, such investment advisor may be permitted to engage in securities lending with respect to a portion of the total assets of such underlier, which could subject such underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, each underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, each underlier is subject to listing standards adopted by the securities exchange on which such underlier is listed for trading. There can be no assurance that any underlier will continue to meet the applicable listing requirements, or that such underlier will not be delisted.

The Performance of an Underlier May Not Correlate With the Performance of Its Underlying Index as Well as the Net Asset Value Per Share of Such Underlier, Especially During Periods of Market Volatility.

Although an underlier is designed to track the performance of its underlying index, the performance of such underlier and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of an underlier may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, such underlier not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by such underlier, differences in trading hours between such underlier (or the underlying assets held by such underlier) and its underlying index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of an underlier are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of such underlier may differ from its net asset value per share; shares of such underlier may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by an underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of such underlier and the liquidity of such underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of an underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an underlier. As a result, under these circumstances, the market value of shares of an underlier may vary substantially from the net asset value per share of such underlier.

For the foregoing reasons, the performance of an underlier may not match the performance of its underlying index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of an underlier, may not be the same as an investment directly in the securities, commodities, or other assets included in its underlying index or the same as a debt security with a return linked to the performance of its underlying index.

The XLK Is Concentrated in the Information Technology Sector and Does Not Provide Diversified Exposure.

The XLK is not diversified. The XLK’s assets are concentrated in the information technology sector, which means that the XLK is more likely to be more adversely affected by any negative performance of the information technology sector than an underlier that has more diversified holdings across a number of sectors. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the XLK’s investments. The value of stocks of technology companies and companies that rely heavily on technology are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

The XLK May Be Disproportionately Affected By the Performance of a Small Number of Stocks.

Although the XLK held 69 stocks as of January 13, 2025, 28.43% of the XLK was invested in just two stocks – Apple Inc. and NVIDIA Corporation. As a result, a decline in the prices of one or both of these stocks, including as a result of events negatively affecting one or both of these companies, may have the effect of significantly lowering the price of the XLK even if none of the other stocks held by the XLK are affected by such events. Because of the weighting of the holdings of the XLK, the amount you receive at maturity could be less than the payment at maturity you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.

The SOXX is Concentrated in the Semiconductor Industry and Does Not Provide Diversified Exposure.

The underlier stocks of the SOXX are not diversified and are concentrated in the semiconductor industry, which means the SOXX is more likely to be more adversely affected by any negative performance of the semiconductor industry than an underlier that includes more diversified stocks across a number of sectors. Semiconductor companies face intense competition, both domestically and internationally, and such competition may have an adverse effect on profit margins. Semiconductor companies may have limited product lines, markets, financial resources or personnel. The products of semiconductor companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Capital equipment expenditures could be substantial, and equipment generally suffers from rapid obsolescence. Companies in the semiconductor industry are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights, would adversely affect the profitability of these companies.

Further, the technology sector (an industry category that is broader than, and includes, the semiconductor industry) represents a significant portion of the SOXX and, to the extent that continues, the SOXX is more likely to be more adversely affected by any negative performance of the technology sector than an underlier that includes more diversified stocks across a number of sectors. Technology companies, including information technology companies, face intense competition, both domestically and internationally, which may have an adverse effect on a company’s profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and other intellectual property rights. A technology company’s loss or impairment of these rights may adversely affect the company’s profitability.

The SOXX May Be Disproportionately Affected By the Performance of a Small Number of Stocks.

Although the SOXX held 32 stocks as of January 13, 2025, 25.14% of the SOXX was invested in just three stocks – Broadcom Inc., NVIDIA Corporation and Advanced Micro Devices, Inc. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the price of the SOXX even if none of the other stocks held by the SOXX are affected by such events. Because of the weighting of the holdings of the SOXX, the amount you receive at maturity could be less than the payment at maturity you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.

The SOXX Has Limited Historical Information Tracking the ICE Semiconductor Index.

The SOXX changed its underlying index it tracks on June 21, 2021, when the SOXX began tracking the NYSE Semiconductor Index (formerly the ICE Semiconductor Index). As a result, historical information for you to consider in making an independent investigation into the performance of the SOXX tracking the NYSE Semiconductor Index is only available since June 21, 2021, which may make it difficult for you to make an informed decision with respect to the notes. Any historical information about the performance of the SOXX for any period before June 21, 2021 was during a period in which the SOXX tracked a different index, and therefore should not be considered information relevant to how the SOXX will perform tracking the NYSE Semiconductor Index. You should not take the historical performance of the SOXX while tracking an index other than the NYSE Semiconductor Index as an indication of the future performance of the SOXX. In addition, there can be no assurance that the SOXX will not further change the index it tracks in the future. See “The Underliers — Description of the SOXX” below for more information on the index the SOXX previously tracked.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities.

The value of your notes is linked to an underlier which holds, in part, stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country’s geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government’s economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. For example, the United Kingdom ceased to be a member of the European Union on January 31, 2020 (an event commonly referred to as “Brexit”). The effects of Brexit are uncertain, and, among other things, Brexit has contributed, and may continue to contribute, to volatility in the prices of securities of companies located in Europe (or elsewhere) and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Because foreign exchanges may be open on days when the SOXX is not traded, the value of the securities underlying the SOXX may change on days when shareholders will not be able to purchase or sell shares of the SOXX.

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Notes.

Government regulatory action, including legislative acts and executive orders, could cause material changes to the composition of an underlier with underlier stocks from one or more foreign securities markets and could negatively affect your investment in the notes in a variety of ways, depending on the nature of such government regulatory action and the underlier stocks that are affected. For example, recent executive orders issued by the United States Government prohibit United States persons from purchasing or selling publicly traded securities of certain companies that are determined to operate or have operated in the defense and related materiel sector or the surveillance technology sector of the economy of the People’s Republic of China, or publicly traded securities that are derivative of, or that are designed to provide investment exposure to, those securities (including indexed notes). If the prohibitions in those executive orders (or prohibitions under other government regulatory action) become applicable to underlier stocks that are currently included in an underlier or that in the future are included in an underlier, such underlier stocks may be removed from an underlier. If government regulatory action results in the removal of underlier stocks that have (or historically have had) significant weight in an underlier, such removal could have a material and negative effect on the value of such underlier and, therefore, your investment in the notes. Similarly, if underlier stocks that are subject to those executive orders or subject to other government regulatory action are not removed from an underlier, the value of the notes could be materially and negatively affected, and transactions in, or holdings of, the notes may become prohibited under United States law. Any failure to remove such underlier stocks from an underlier could result in the loss of a significant portion or all of your investment in the notes, including if you attempt to divest the notes at a time when the value of the notes has declined.

THE UNDERLIERS

Description of the XLK

The shares of the XLK are issued by the Select Sector SPDR® Trust (the “trust”), a registered investment company.

The XLK is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Technology Select Sector Index (the “index”). The index includes companies in the S&P 500® Index that have been identified as Information Technology companies by the Global Industry Classification Standard, including securities of companies from the following industries: technology hardware, storage, and peripherals; software; communications equipment; semiconductors and semiconductor equipment; IT services; and electronic equipment, instruments and components. The S&P 500® Index is a broad-based securities market index that includes common stocks of approximately 500 companies from a number of sectors representing a significant portion of the market value of all stocks publicly traded in the United States.

•	The return on your notes is linked to the performance of the XLK, and not to that of the index on which the XLK is based. The performance of the XLK may significantly diverge from that of its index.
•	The XLK’s investment advisor is SSGA Funds Management, Inc.
•	The XLK’s shares trade on the NYSE Arca under the ticker symbol “XLK”.
•	The trust’s SEC CIK Number is 0001064641.
•	The XLK’s inception date was December 16, 1998.

Information filed by the XLK with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the XLK may be obtained from other sources including, but not limited to, the XLK’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XLK is accurate or complete.

Historical Performance of the XLK

The following graph sets forth the historical performance of the XLK based on the daily historical closing values from January 1, 2020 through January 16, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical levels of the XLK should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the XLK on the call observation date and the determination date.

Description of the SOXX

The shares of the SOXX are issued by iShares® Trust (the “trust”), a registered investment company. Prior to June 21, 2021, the SOXX was known as the iShares PHLX Semiconductor ETF.

•	The SOXX is an exchange-traded fund that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the NYSE Semiconductor Index (the “index”). Effective November 3, 2023, the index changed its name from ICE Semiconductor Index to NYSE Semiconductor Index. The index measures the performance of the equity securities of the 30 largest U.S.-listed companies that are classified according to the ICE Uniform Sector Classification schema within the semiconductors industry (as determined by ICE Data Indices, LLC or its affiliates). Prior to June 21, 2021, the underlying ETF tracked the PHLX Semiconductor Sector Index.
•	The return on your notes is linked to the performance of the SOXX, and not to that of the index on which the SOXX is based. The SOXX follows a strategy of “representative sampling,” which means the SOXX’s holdings are not the same as those of its index. The performance of the SOXX may significantly diverge from that of its index.
•	The SOXX’s investment advisor is BlackRock Fund Advisors.
•	The SOXX’s shares trade on the Nasdaq under the ticker symbol “SOXX”.
•	The trust’s SEC CIK Number is 0001100663.
•	The SOXX’s inception date was July 10, 2001.

Information filed by the SOXX with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-92935 and 811-09729, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the SOXX may be obtained from other sources including, but not limited to, the SOXX’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the SOXX is accurate or complete.

Historical Performance of the SOXX

The following graph sets forth the historical performance of the SOXX based on the daily historical closing values from January 1, 2020 through January 16, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical prices of the SOXX should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the SOXX on the call observation date and the determination date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid derivative contract with respect to the underliers. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid derivative contract with respect to the underliers. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, and subject to the discussion below regarding “constructive ownership transactions,” we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or redemption as capital gain or loss in an amount equal to the difference between the amount you receive at such time and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note.

U.S. holders should be aware that the Internal Revenue Code of 1986, as amended (the “Code”), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as “constructive ownership transactions.” Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the underliers. Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the note). Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a note and attributable to the underliers over (ii) the “net underlying long-term capital gain” such U.S. holder would have had if such U.S. holder had acquired a number of the underliers at fair market value on the original issue date of such note for an amount equal to the “issue price” of the note allocable to the underliers and, upon the date of sale, exchange or maturity of the note, sold such underliers at fair market value (which would reflect the percentage increase in the value of the underliers over the term of the note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the notes after one year could be treated as “Excess Gain” from a “constructive ownership transaction,” which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus).

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underliers or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underliers or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

Nomura America Finance, LLC will sell to GS&Co., and GS&Co. will purchase from Nomura America Finance, LLC, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of up to 0.55% of the face amount.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Nomura Securities International, Inc. that it intends to make a market in the notes. However, neither Nomura Securities International, Inc. nor any of its other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.